

March 21, 2014

Via E-mail
Min Chen
Chief Financial Officer
Leju Holdings Limited
15/F Floor, Shoudong International Plaza, No. 5 Building, Guangqu Home
Dongcheng District, Beijing 100022
People's Republic of China

> **Re:** **Leju Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Submitted March 14, 2014**
> **File No. 333-194505**

Dear Ms. Chen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your auditor consent has been incorporated by reference. In your amended filing please include an updated auditor consent.

Industry, page 100

Mobile usage and mobile e-commerce in China, page 104

2. We note your revised quantitative industry data in this section. Please provide us with support for this revised data. The requested information should be filed as EDGAR correspondence or alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418

and that such material should be returned to the registrant upon completion of the staff
review process.

Business, page 106

Pioneer in China's O2O real estate services industry, page 106

3.   We note your disclosure on page 106 that you launched your mobile e-commerce
platform in March 2014. Please revise your disclosure to explain in more detail your
mobile e-commerce platform. Additionally, please describe how your mobile e-
commerce platform relates to your strategic relationship with Weixin and your existing
mobile applications.

Description of American Depositary Shares, page 154

Representations and Warranties, page 157

4.   We note that your new disclosure in this section appears to be more appropriate
for an agreement between you and your current selling shareholders, or for the opinion of
counsel. Please remove this disclosure or revise it from the perspective of an ADS
holder.

Voting Rights, page 158

5.   Please reconcile your disclosure on page 158 that the depositary will only vote or
attempt to vote as you instruct, with your disclosure that the depositary may give a
discretionary proxy, in the risk factor entitled "[t]he depositary for our ADSs will give us
a discretionary proxy…." on page 52.

Taxation, page 169

6.   Please revise your disclosure here to indicate whether any of the statements
regarding tax matters made in this section represent the opinion of counsel. For example,
please tell us what consideration was given to including a tax opinion from PRC counsel,
opining on whether you are a PRC resident enterprise for PRC tax purposes. Refer to
Item 601(b)(8) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or Kristina Aberg, Attorney-Advisor, at (202) 551-3404 with any other questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom